[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]

June 25, 2008

VIA EDGAR AND FACSIMILE

Susan Block

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Metals USA Holdings Corp.

Registration Statement on Form S-1

Filed on May 19, 2008

File No. 333-150999

Flag Intermediate Holdings Corp./Metals USA, Inc.

Form 10-K for the fiscal year ended December 31, 2007

Filed February 20, 2008

Form 10-Q for Period Ended March 31, 2008

Filed May 1, 2008

File No. 333-132918

June 25, 2008

Dear Ms. Block:

On behalf of Metals USA Holdings Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding the filing referenced above, which you delivered in a letter dated June 16, 2008.

We are providing under separate cover five copies of Amendment No. 1 to the above-referenced Registration Statement (“Amendment No. 1”), which reflects the Company’s responses and additional and revised disclosure. Two copies of Amendment No. 1 are marked to show changes from the initial filing of the Registration Statement on Form S-1 on May 19, 2008. We are providing courtesy copies of Amendment No. 1 to Kristin Shifflett, Margery E. Reich and Lauren Nguyen of the Staff.

For your convenience, the text of the Staff’s comments is set forth in bold text followed by the Company’s responses. All page references in the responses set forth below refer to pages of the amended Registration Statement.

Registration Statement on Form S-1

General

1.	Prior to printing and distribution of the preliminary prospectus, please supplementally provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response: The Company presently does not intend to include any additional pictures or graphics in the Registration Statement other than the Metals USA logo on the front and back cover pages of the prospectus, the pictures included on the page following the front cover page and the pie graph on page 76 in the “Business” section. If the Company decides to include any additional pictures or graphics in the prospectus, we will provide the Staff with copies of all such pictures and graphics and related captions.

2.	Define or explain technical terms and short-hand references when they first appear, including “value-added,” “tee-splitting,” and “cambering.”

Response: The Company has revised the Registration Statement on pages 2 and 4 in response to the Staff’s comment.

3.	Please revise to eliminate marketing language throughout the prospectus. Examples of such language include your disclosure that you are an “important” intermediary between primary metal producers and end-users on pages 1 and 72, and you have “state-of-the-art” processing facilities on page 74. Also, refer to your disclosure at page 75 under “Segment Information,” referring to “experienced” executives and “efficient advancement” of goals.

Response: The Company has revised the Registration Statement, including on pages 1, 74 and 75 in response to the Staff’s comment.

June 25, 2008

Industry and Market Data

4.	Please confirm that the industry data and periodic industry publications you refer to are publicly available or available for a nominal fee.

Response: The Company confirms that the industry data and periodic industry publications you refer to are publicly available or available for a nominal fee.

Prospectus summary, page 1

Our Company, page 1

5.	Clarify if the earning growth you refer to was partly a result of acquisitions.

Response: The Company has revised the Registration Statement on pages 1 and 74 in response to the Staff’s comment.

6.	In regards to earnings growth, please balance your disclosure by disclosing net income for fiscal years ended 2006 and 2007.

Response: The Company has revised the Registration Statement on pages 1 and 74 in response to the Staff’s comment.

7.	In one of your introductory paragraphs, please include a brief description of the structure of your company.

Response: The Company has revised the Registration Statement on page 1 in response to the Staff’s comment.

8.	We note your statement that you “are one of the largest metal service center business in the United States,” and that you are “a leading provider of value-added processed” steel products here and throughout the prospectus. Please provide back-up for this statement on a supplemental basis or revise throughout to state as a belief.

Response: The Company has supplementally provided the Staff with the requested materials with respect to the statement that we “are one of the largest metal service center businesses in the United States,” which is attached to this letter as Annex A. We have revised the Registration Statement to state a belief with respect to the statement that we are “a leading provider of value-added processed” steel products on pages 1, 40, 74, F-7 and F-40 in response to the Staff’s comment.

June 25, 2008

9.	Refer to the first paragraph under “Our Company” and your disclosure regarding the Plates and Shapes Group and the Flat Rolled and Non-Ferrous Group. As the Building Products Group is your third segment, please revise this paragraph to briefly include disclosure regarding the Building Products Group or advise.

Response: The Company acknowledges the Staff’s comment but respectfully suggests that a reference to the Building Products Group is unnecessary in the first paragraph in the “Our Company” section of the Registration Statement. The Buildings Products Group is discussed separately beginning on page 2 of the Registration Statement and is listed as one of the three segments of the Company on page 1. Additionally, only 8% of the Company’s net sales is derived from the operations of the Building Products Group, with substantially all, 92% of net sales, being derived from the Plates and Shapes Group and Flat Rolled and Non-Ferrous Group.

Industry Overview, page 2

10.	Please revise this section to succinctly summarize the material factors regarding your industry as the current disclosure appears to be very similar to the disclosure that appears on pages 76-77.

Response: The Company has revised the Registration Statement beginning on page 3 in response to the Staff’s comment.

Metal Service Centers, page 2

11.	Please clarify what you mean when you say primary metal producers are focused on core competencies. Please explain briefly why you earn a margin other than for value-added services.

Response: The Company has revised the Registration Statement on pages 3 and 78 in response to the Staff’s comment.

Our Competitive Strengths, page 4

12.	Provide the basis for your belief that your inventory management systems are better than your competitors or delete the reference to your competitors. We may have additional comments after review of your response.

Response: The Company has revised the Registration Statement on pages 4 and 75 in response to the Staff’s comments.

June 25, 2008

Risk Factors, page 6

13.	We note the disclosure on pages 16-17 that the company is influenced by the rise and fall of the world economy at large. If applicable, please revise the first bullet point to take into consideration this risk.

Response: The Company has revised the Registration Statement on page 6 in response to the Staff’s comment.

Principal Stockholders, page 7

14.	Revise to clearly disclose that Apollo previously entered into a management agreement with you and will receive a termination fee upon the conclusion of this offering. Additionally, disclose the management and termination fees.

Response: The Company has revised the Registration Statement to reference the management agreement on page 7 in response to the Staff’s comment. The Company acknowledges the Staff’s comment and will revise the Registration Statement to complete this information as promptly as practicable after such information has been finalized. In addition, the Company respectfully directs the attention of the Staff to the section entitled “Certain Relationships and Related Party Transactions—Related Party Transactions—Apollo Agreements” for disclosure regarding the material factors considered in determining the amounts owed.

Metals USA Holdings, page 7

15.	Revise this section to briefly describe the merger and the material related transactions.

Response: The Company has revised the Registration Statement on page 7 in response to the Staff’s comment.

Use of Proceeds, page 8

16.	Please briefly explain why the notes are termed toggle. Please add similar disclosure at page 114 under, “The 2007 Notes.”

Response: The Company has revised the Registration Statement on pages 8 and 114 in response to the Staff’s comment.

17.	Please disclose here how much of the notes Apollo and its affiliates currently hold.

Response: The Company has revised the Registration Statement on pages 8 and 29 in response to the Staff’s comment.

June 25, 2008

18.	Briefly disclose the use of proceeds from the issuance of the 2007 Notes. Add similar disclosure under “Use of Proceeds,” at page 29.

Response: The Company has revised the Registration Statement on pages 8 and 30 in response to the Staff’s comment.

Summary Historical Consolidated and Combined Financial Data, page 10

19.	We will not object to the presentation of traditional EBITDA in this table if you are able to demonstrate its usefulness and if the appropriate footnote disclosures are provided. With regard to the accompanying reconciliation, please indicate the nature of the other (income) expense item and explain why it is included. In addition, please justify the usefulness of this measure as an alternative measure of performance given that it adjusts for recurring items. Please revise and advise as appropriate.

Response: The Company respectfully advises the Staff that traditional EBITDA is a starting point for calculating the adjusted EBITDA necessary to satisfy certain covenants and to determine compensation with respect to certain management employees, as described in the response to comment 20. In addition, the Company believes that although EBITDA is a non-GAAP measure EBITDA is a useful measure to investors in evaluating the value and the liquidity with respect to debt-service of the Company, notwithstanding the fact that our covenants are linked to adjusted EBITDA.

The other (income) expense item is primarily interest income. Please note that this has been excluded from adjusted EBITDA.

In addition, the Company has revised the Registration Statement on page 13 in response to the Staff’s comment.

20.	We note that you have also included a non-GAAP financial measure labeled “Adjusted EBITDA” because it is the measure specified in your loan covenants. If true, please present this measure exclusively within MD&A as part of your discussion of liquidity. Your attention is invited, for guidance, to Question 10 of the June 13, 2003 FAQ regarding the use of non-GAAP financial measures as prepared by the staff of the Division of Corporation Finance. We will not object to a cross-reference, in this table, to your MD&A discussion. However, please eliminate the related numerical presentation from this table.

Response: The Company respectfully advises the Staff that adjusted EBITDA is part of material covenants in the Company’s debt agreements and that such covenants are material to an investor’s understanding of the Company’s financial condition and liquidity, including for the reasons described below. The Company advises the Staff that its reasons have been previously discussed in the response letter to the Form S-4 (Registration No. 333-132918), filed March 31, 2006, as amended, of Flag Intermediate

June 25, 2008

Holdings Corporation and Metals USA, Inc. (the “Form S-4”), and that adjusted EBITDA was disclosed in the Form S-4 and the Form S-1 (Registration No. 333-134533), filed May 26, 2006, as amended, of the Company (which was later withdrawn on October 30, 2007) (the “Withdrawn Form S-1”). The comment responses to the Form S-4, as well as the Form S-4 and the Withdrawn Form S-1 included our reasons for inclusion of adjusted EBITDA.

The Company advises the Staff that it believes that adjusted EBITDA should be included and should not be deleted from the table in the “Summary Historical Consolidated and Combined Financial Data” section of the Registration Statement, and for the following reasons:

•

As disclosed on pages 13, 21 and 65 of the Registration Statement, certain covenants contained in the loan and security agreement governing our ABL facility and the indentures governing the Metals USA Notes and the 2007 Notes restrict the Company’s ability to take certain actions, such as incurring additional debt and making acquisitions or paying dividends, if we are unable to meet defined fixed charge coverage ratios (“FCCR”) calculated with reference to adjusted EBITDA (as defined in the loan and security agreement and the indentures). As described in the Registration Statement, including on pages 6 and 76, the ability to grow through acquisitions is a key strategy of the Company.

•

As disclosed on page 13 of the Registration Statement, because we are highly leveraged, the Company believes that the inclusion of supplementary adjustments to EBITDA applied in presenting adjusted EBITDA are appropriate to provide additional information to investors to demonstrate compliance with the covenants in the Company’s debt agreements.

•

As noted on page 14 of the Registration Statement, under certain circumstances where the availability under the ABL facility is reduced below a minimum threshold amount, the Company must maintain a minimum level of the FCCR.

•

As disclosed on page 14 of the Registration Statement, under the ABL facility, the FCCR governs the ability of the Company and its subsidiaries to pay certain dividends and to repay certain indebtedness.

•

As disclosed on page 14 of the Registration Statement, under the ABL facility, the interest rates charged for borrowing is determined based upon the FCCR, and, as a result, the level of adjusted EBITDA, which is a component of the FCCR, is an important factor in determining the cost of the Company’s indebtedness.

•

As adjusted EBITDA is a component of financial ratios used in the indenture that governs the Metals USA Notes and the 2007 Notes, including the FCCR, these financial ratios govern the Company’s operating and financial flexibility.

June 25, 2008

Therefore, because of the use of adjusted EBITDA in covenants in the ABL facility and the indentures governing the Metals USA Notes and the 2007 Notes, which greatly affect the Company’s financial and operating flexibility, the Company believes the inclusion of adjusted EBITDA in the Registration Statement would materially aid an investor’s understanding of the Company’s financial condition and liquidity.

In addition to the importance of adjusted EBITDA in the Company’s debt agreements as described above, the Company also advises the Staff that:

•

As disclosed on page 93 of the Registration Statement and discussed in the response letter to the Form S-4, certain EBITDA targets are used as a measure, for certain performance-based bonus plans, is used as a measure for senior management performance-based bonus plans, and for certain other performance-based bonus plans.

•	Because adjusted EBITDA is important to an investor’s understanding of the Company’s financial condition and liquidity, the Company has included adjusted EBITDA in its earnings press releases.

Risk Factors, page 16

Our business, financial condition, results of operations and cash flows are heavily affected by changing metal prices, page 16

21.	Revise to indicate in your risk factor subheading that current costs of metal are high so that investors can assess the risk.

Response: The Company has revised the Registration Statement on page 16 in response to the Staff’s comment.

Our operating results and liquidity could be negatively affected during economic downturns because the demand for our products is cyclical, page 16

22.	As applicable, revise the risk factor to ensure it discusses the risk that the industry is currently at a high point. Revise the subheading to clarify that demand for some of your products are currently high.

Response: The Company has revised the Registration Statement on page 16 in response to the Staff’s comment.

June 25, 2008

Intense competition in our fragmented industry could adversely affect our profitability, page 17

23.	Please revise the risk factor to disclose your position in the industry compared to the competition so that an investor may be apprised of the risks associated with the intense competition.

Response: The Company has revised the Registration Statement on page 17 in response to the Staff’s comment.

Our debt agreements impose significant operating, page 21

24.	If there is a risk that you may not be able to maintain the specified financial ratios and covenants, please disclose the ratios and covenants that you need to maintain here and show how you currently satisfy the ratios or covenants, so that investors can assess the risk.

Response: The Company has revised the Registration Statement beginning on page 21 in response to the Staff’s comment.

Our historical financial information is not comparable to our current financial condition..., page 19

25.	Revise the heading to indicate that the merger resulted in a new valuation for the assets and liabilities of Metals USA to their fair values so investors may assess the risk.

Response: The Company has revised the Registration Statement on page 19 in response to the Staff’s comment.

Apollo Controls Us, page 23

26.	Consider expanding this risk factor, with appropriate bolded subcaptions, to provide investors with a better sense of what control by a significant stockholder means. Examples might include:

•	First use of proceeds to pay the 2007 notes held by affiliates
•	If you intend to continue any management agreements with Apollo
•	Disclosure of past dividends to your stockholders, including the use of proceeds from the 2007 note offering
•	Disclosure relating to the funds Apollo will receive for the shares being offered here versus the price paid in the Merger

Response: The Company supplementally advises the Staff that it has considered the Staff’s comments. The Company advises the Staff that it has disclosed in the risk factor

June 25, 2008

cited that Apollo will have the amended and restated investors rights agreement. In addition, the Company respectively advises the Staff that the past dividends to stockholders, including the use of proceeds from the 2007 Notes, were paid because at that time, the board of directors of the Company felt that it was in the best interests of the Company and its stockholders to pay such dividends. The Company supplementally advises the Staff that it does not believe that the price paid for shares offered in the initial public offering is relevant as compared to the price paid in the Merger, which occurred under different market conditions more than two years ago.

27.	Also explain here why you have not instituted any formal plans to address conflicts of interest.

Response: The Company advises the Staff that although it does not have any formal plans, transactions with the Company’s directors, executive, officers, principal stockholders or affiliates must be at terms that are no less than favorable to the Company than those available from third parties and must be approved in advance by a majority of disinterested members of the board of directors, as disclosed on page 111 in the section entitled “Related Party Transactions—Review and Approval of Related Party Transactions” of the Registration Statement. In addition, the Company notes that the ABL facility and the indentures governing the 2007 Notes and the Metals USA Notes each contain limitations and restrictions on the Company’s and certain subsidiaries’ abilities to enter into certain transactions with affiliates, as disclosed on pages 113, 115 and 116 in the sections entitled “Description of Certain Indebtedness—The ABL Facility—Covenants,” “Description of Certain Indebtedness—The 2007 Notes—Covenants” and “Description of Certain Indebtedness—Metals USA Notes—Covenants.” Please also see the lead-in to the “Certain Relationships and Related Party Transactions” section on page 109.

Because all of the proceeds from this offering of our common stock may be used to repay the 2007 Notes, none or very little of such proceeds may be used to further invest in our business, page 26

28.	As noted throughout your prospectus, the risk that there may not be proceeds left after repayment of the notes to invest in your business appears to be substantial. Please move this risk factor to an earlier area in the risk factor section of the prospectus so that the risk is prominently highlighted.

Response: The Company has moved the discussion of this risk factor to page 24 in response to the Staff’s comment.

Use of Proceeds, page 29

29.	Refer to the last sentence of the second full paragraph on page 29 and your disclosure throughout the prospectus that you “will” use the balance of the net proceeds for general corporate purposes. Revise the disclosure to correct the discrepancy.

June 25, 2008

Response: The Company has revised the Registration Statement on page 29 in response to the Staff’s comment.

Management’s Discussion and Analysis, page 40

2007 Acquisition, page 42

30.	Please clarify what you mean by Lynch Metals is a “higher” value-added service center. What does “higher” mean?

Response: The Company has revised the Registration Statement on pages 2, 4, 74 and 78 in response to the Staff’s comment.

Results of Operations – Year Ended December 31, 2006 Compared to 2005, page 49

31.	We note that you have prepared your discussion of the results of operations for the fiscal year ended December 31, 2005 by comparing the mathematical combination of the Successor and Predecessor results for that period to the results of the Successor for the fiscal period ended December 31, 2006. You also correctly characterize the combined results for fiscal 2005 as combined “non-GAAP.” Although you may believe that this discussion provides a meaningful method of comparison, and therefore a supplemental presentation of this type may be appropriate, you are still required to discuss actual results for the fiscal 2005 predecessor and successor periods as presented on the face of your financial statements, in the position of greatest prominence. Please expand your discussion accordingly. Refer to the guidance set forth in FR 72 and FR 65. Alternatively, we would not object if you elect to provide a comparative discussion of the actual results for fiscal 2006 to the operating results of fiscal 2005 prepared on a pro forma basis. If you elect the latter option, please represent in the filing that the pro forma numbers utilized in your narrative have been prepared in accordance with the provisions of Article 11 of Regulation S-X. Our comment applies to the segment disclosures and the cash flow disclosures as well.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff it believes that disclosing certain supplemental combined historical financial information is beneficial to investors because it provides an easier-to-read discussion of the results of operations and provides the investor with information from which to analyze the Company’s financial results in a manner that is consistent with the way management reviews and analyzes the Company’s results of operations. As noted by the Staff, the Company identifies the combined results for fiscal 2005 as combined “non-GAAP.” The Company acknowledges the Staff’s comment and has revised the Registration Statement to note that the combined information is not contemplated by GAAP on pages 49 and 55.

June 25, 2008

Liquidity and Capital Resources, page 56

32.	Please revise to discuss liquidity on both a short-term and long-term basis. Refer to Instruction 5 to Item 303(a).

Response: The Company has revised the Registration Statement on page 56 in response to the Staff’s comment.

Contractual Obligations, page 68

33.	Because the table is aimed at increasing the transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that the interest rates are variable and unknown, the registrant may use its judgment to determine whether or not to include estimates of future interest payments. A registrant can also determine the appropriate methodology to estimate interest payments. The methodology should be clearly explained in a footnote to the table. Please consider whether it is practicable to include scheduled interest payments in the table of these debt instruments and revise or advise.

Response: The Company has revised the Registration Statement on page 69 in response to the Staff’s comment.

34.	As a related matter, we note that you entered into a series of interest rate swap agreements in February 2008. In future periods, please evaluate whether or not you can reasonably estimate the amount and timing of payments you will be obligated to make under the interest rate swap agreements to determine whether you can provide meaningful information in the table for these agreements. If the swap is structured in such a way as to be a fixed rate loan, then information should be provided in the table. Finally, please note that cash receipts under interest rate swaps should not be included in the table.

Response: The Company agrees that going forward we will address this comment.

Business, page 72

35.	Please name your top three customers of 2007 or advise us why you do not think that is necessary. Refer to Item 101(c)(1)(vii).

Response: As noted in the Registration Statement, including on page 82, we have a diverse customer base with no single customer accounting for more than 3% of our net sales in any of the last three years. In addition, our ten largest customers represented less than 11% of our net sales in 2007. As such, the identity of our top three customers would

June 25, 2008

not aid investors in evaluating our business, because the Company does not depend upon a single customer, or a few customers, and the loss of any one or more of our top customers would not have a material adverse effect on our business, or the operations of any of our business segments.

36.	Please refer to the third to last paragraph on page 78. Revise to further describe your “just-in-time” delivery requirements and its track record.

Response: The Company has revised the Registration Statement on page 80 in response to the Staff’s comment.

37.	Please revise to disclose the number of your facilities that do not have ISO certification on page 78.

Response: The Company has revised the Registration Statement on page 80 in response to the Staff’s comment.

Sale and Marketing; Customers, page 79

38.	Refer to the last sentence of the last paragraph on page 79. Revise to state as a belief.

Response: The Company has revised the Registration Statement on page 81 in response to the Staff’s comment.

Competition, page 80

39.	Please expand to further discuss your competitive condition within the industry. Refer to Item 101(c) of Regulation S-K.

Response: The Company has revised the Registration Statement on page 82 in response to the Staff’s comment.

Ownership and Corporate Structure, page 87

40.	Please consider moving the organizational chart to an earlier part of the prospectus so that investors may readily receive a clearer understanding of your company.

Response: The Company supplementally advises the Staff that we have moved the “Ownership and Corporate Structure” section to page 72 in response to the Staff’s comment.

June 25, 2008

Management, page 88

2007 Executive Compensation Components, page 93

41.	We note that you review comparable salary data in determining executive compensation. Please disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: The Company has revised the Registration Statement on pages 93 and 94 in response to the Staff’s comment.

42.	We note your disclosure regarding salary, bonus and long-term awards. For example, we note that you use subjective criteria for salary, but we do not see sufficient discussion regarding such criteria. In addition, we also note the weighting you use in determining targets. Please include qualitative and quantitative disclosure regarding the determination of targets. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Response: The Company has revised the Registration Statement beginning on page 93 in response to the Staff’s comment.

43.	Please refer to the last sentence on page 95. Revise to state as a belief or delete the statement.

Response: The Company has revised the Registration Statement on page 96 in response to the Staff’s comment.

Underwriting, page 128

44.	Please revise to state that the selling shareholders “may be deemed” underwriters.

Response: The Company has revised the Registration Statement on page 128 in response to the Staff’s comment.

June 25, 2008

Financial Statements

Consolidated Statements of Operations, page F-4

Unaudited Condensed Consolidated Statements of Operations, page F-37

45.	Based upon your “Dividend Policy” disclosure on page 31 and your Statement of Equity on page F-5, it appears that you have paid a total of $288.5 million in dividends to your stockholders in fiscal 2007. In accordance with the guidance in SAB Topic 1.B.3, please provide pro forma earnings per share data solely for the latest fiscal year and interim period that gives effect to the number of shares that would be sufficient to replace the capital in excess of earnings that have been withdrawn through the payment of dividends in the previous twelve months and any additional dividend that will be paid from the proceeds of the offering. Although dividends paid during the previous twelve months were not paid from the offering proceeds, those dividends are deemed to be in contemplation of this offering with the intention of repayment out of offering proceeds (to the extent it exceeds net income during the previous twelve months) for purposes of applying this staff accounting bulletin. In this regard, if the dividends paid in excess of earnings exceed the offering proceeds, the pro forma EPS calculation should not reflect more than the maximum number of shares that will be outstanding subsequent to the offering.

Response: The Company has revised the Registration Statement on pages 12, 13, 38 and 39 in response to the Staff’s comment. Upon finalization of the terms of the offering we will add disclosure similar to that provided on page 13, and the response to comment 46 below to the financial statements.

46.	Therefore, please revise your historical combined statements of operations to reflect pro forma earnings per share for the latest fiscal year and interim period in addition to your presentation of historical earnings per share for these periods that gives effect to the above referenced guidance. In addition, please provide appropriate note disclosure in your historical financial statement sections that describe the treatment and computation for determining the additional number of shares to be included in the denominator for the pro forma earnings per share as well as the estimated offering price used in computing these shares. Please also revise your Summary Historical Consolidated and Combined Financial Data (page 12) and your Selected Historical Consolidated Financial Data (page 37) in a similar manner for consistent treatment with appropriate note disclosure.

Response: The Company acknowledges the Staff’s comment and undertakes to provide the requested information as promptly as practicable once a definitive price range has been determined. The Company supplementally advises the Staff that when such information is available, the bracketed amounts will be provided for the following text:

June 25, 2008

“In accordance with SEC rules for initial public offerings, pro forma income per share for the year ended December 31, 2007 and the quarter ended March 31, 2008, should give effect to the number of shares that would be sufficient to replace the capital in excess of earnings that have been withdrawn through the payment of dividends during 2007 and the first quarter of 2008. No dividends were paid during the first quarter of 2008. However, because the amount of dividends paid during 2007, which was $288.5 million, exceeded 2007 earnings, which was $13.9 million and also, exceeds the assumed offering proceeds of $[•] million, pro forma earnings per share reflects [•] million [•] shares of common stock that would be outstanding based on [•] an assumed offering price of $[•] per share.”

Consolidated Statements of Stockholders’ Equity, page F-5

47.	We assume that dividends paid have been deducted from Additional Paid-In Capital when there is no Retained Earnings balance. If this is not the only basis for the allocation of dividends paid between these two stockholders’ equity accounts, please explain exactly how the allocation was derived.

Response: The Company respectfully advises the Staff that its method to allocate the dividends paid was to initially apply the dividends paid against Retained Earnings. When the Retained Earnings account was reduced to zero, then any excess dividends paid were applied to Additional Paid-In Capital. Any unallocated dividends paid after reducing Additional Paid-In Capital to zero were then applied to Retained Earnings as a deficit. This was the only basis for allocation of the dividends paid.

Note 8. Debt, page F-16

48.	Refer to the Senior Floating Rate Toggle Notes due 2012 on page F-18. We note that you may elect to pay the interest on these notes in the form of “PIK Interest.” Please tell us, and revise to disclose, how any such interest payments will be classified in the cash flow statement.

Response: The Company has revised the Registration Statement on pages F-20 and F-50 in response to the Staff’s comment.

49.	As a related matter, if “PIK Interest” is paid and the unpaid interest is converted to a note payable, please explain how you will classify the redemption of these notes in the cash flow statement. Please address the redemption of the PIK notes which represent interest incurred but not paid separately from the redemption of the initial aggregate principal amount in your response.

Response: The Company respectfully advises that the future redemption of the PIK notes and the initial aggregate principal amount will be classified on a combined basis as a financing activity in the Consolidated Statements of Cash Flows.

June 25, 2008

Note 11. Stock Based Compensation, page F-25

50.	Refer to the description of your share option plan on pages F-26 and F-27. Please tell us more about the nature and contractual terms of your option plan and of the “provision of rights preservation” clause contained therein. Specifically, please explain the basis for each of the modifications and payments you undertook in order to “equitably adjust” option holders in connection with the May 2006, January 2007 and July 2007 dividends. Describe how each such event was valued and accounted for and cite your basis in GAAP for your accounting. If the option plan has been filed as an Exhibit, please direct us to its location.

Response: The Company supplementally advises the Staff that each of the adjustments to the Company’s option exercise prices were made pursuant to Section 7.1 of the Company’s Amended and Restated 2005 Stock Incentive Plan (Exhibit 10.7 to the Registration Statement), which contains anti-dilution protection that entitles plan participants holding stock options to receive additional options, cash payments, option price adjustments, or some combination thereof, equal to any dividends paid on underlying shares.

The May 2006 dividend resulted in a reduction in the exercise price of the Company’s outstanding stock options of $1.78, an amount equal to the per share amount of the dividend. Because the fair value of the option holders’ awards before the exercise price reduction was more than the sum of the fair value of the awards after the adjustment and the cash payable, this reduction did not result in additional stock-based compensation expense.

The value received by option holders in connection with the January 2007 dividend consisted of a reduction in the exercise price of outstanding options of $4.22 ($8.22 to $4.00), plus a cash payment of $6.56 per option, which were equal, in the aggregate, to the per-share amount of the dividend.

For accounting purposes, there was immediate recognition of an expense of $3.0 million (based on original grant date fair value) associated with the vested Tranche B options and 80% of the directors’ Tranche A options. This acceleration of vesting was considered a Type 1 modification (i.e., probable to probable) for the purposes of paragraph 51 of SFAS 123R because the acceleration of vesting did not change the expectation that the awards would ultimately vest. The acceleration of vesting itself did not result in any increase in the fair value of the option awards and, accordingly, did not result in any additional compensation expense.

The cash payment on the vested options was made immediately (which was $4.2 million). The holders of the remaining unvested Tranche A options will receive their cash payment 2 years from the date of the January 2007 dividend (which will be $2.3 million) with the establishment of the deferred compensation plan.

June 25, 2008

The impact of the reduction in exercise price together with the cash payment to option holders was considered separately for awards that were vested and those that were not vested. The reason for this is that the additional cash payment for unvested options is payable after 2 years, subject to the continued employment of the optionee.

For the vested options (including those that were accelerated), the receipt of the additional cash payment was not subject to a continued service requirement. The fair value of the option holders’ awards before the adjustment was more than the sum of the fair value of the awards after adjustment and the cash payable. Accordingly, there was no additional compensation recognized in connection with the vested awards.

The fair value of the unvested option holders’ awards before the adjustment was also more than the sum of the fair value of the award after adjustment and the cash payable. However, for the unvested options, the additional cash payment was not regarded as a partial settlement of the existing award as the cash payment is subject to continuing service. For the unvested options, the additional cash payment is viewed as a modification of the original award that replaces a portion of the original award with a fixed amount of cash contingent on 2 years of future service (see illustrations 14(a) and 14(e) of SFAS 123R). Using the Company’s Black-Scholes assumptions, we estimated that the cash liability of $2.3 million for the unvested options represented 38% of the fair value of those options immediately prior to the dividend. Therefore, the additional expense that will be recognized over 2 years in connection with the deferred compensation plan is computed as:

Cash liability (354,282 unvested options * $6.56)	$2,324,090
Less: replacement of 38% of original grant date fair value
(that will continue to be recognized over the original vesting term)	(879,082)

Incremental expense to be recognized over 2 years	$1,445,008

The Company’s stock-based compensation awards were also adjusted in connection with the July 2007 dividend. The cash payment on the outstanding options (both vested and non-vested) was made at the same time as the dividend payment and was equal to the per-share amount of the dividend.

Using the Company’s Black-Scholes assumptions, it was determined that the fair value of the option holders’ awards before the adjustment was more than the sum of the fair value of the options after the adjustment and the cash payment. Accordingly, there was no additional compensation expense recognized, and the cash payment on unvested awards was treated as a partial settlement of the prior award.

Using the same Black-Scholes assumptions, the Company determined that the cash payment for the non-vested options represented 45.54% of the fair value of those options

June 25, 2008

immediately prior to the modification. Accordingly, the payment of immediate cash settled 45.54% of the remaining original grant-date fair value of non-vested options (after the replacement of 38% of the awards by the deferred compensation plan established in connection with the January 2007 dividend). As a result, $0.5 million of expense was recognized immediately, which left a balance of $1.5 million of original grant-date fair value to be recognized over the remaining vesting period for the Tranche A options.

This treatment differs from the modification that resulted in connection with the January 2007 dividend. In that case, the additional cash payment on un-vested options could not be regarded as a partial settlement of the existing award because the cash payment was subject to a continuing-service condition. In that case, the payment was viewed as a portion of the original award being replaced by a fixed amount of cash contingent on 2 years of future service. Accordingly, all of the additional cash paid on the non-vested options was treated as a partial replacement (of 38%) of the original award, which resulted in incremental compensation expense of $1.4 million, which is being amortized over the 2-year term of the deferred compensation plan.

Note 15. Related party Transactions, page F-34

51.	We note that Apollo elected to waive a portion of the contractual management fee and a $3 million transaction fee due on the issuance of the 2007 as well. It appears that these amounts would constitute capital contributions. Please advise as to whether they have been accounted for as such in the financial statements.

Response: The Company supplementally advises the Staff that it does not consider these amounts capital contributions for accounting purposes. In making this determination the Company considered the corporate structure and “multiple enterprise” nature of Apollo’s business operations, and their respective relationships with the Company. The Company is owned by investment funds which are, in turn, managed by Apollo Management V, L.P. (“Apollo Management”). The investment funds that currently hold the Company’s stock are Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Netherlands Partners V, (A), L.P., Apollo Netherlands Partners V (B), L.P., and Apollo German Partners V GMBH & Co. KG (collectively, the “Funds”). The Company’s management agreement is with Apollo Management, a separate entity from the investment funds, and that entity has been delegated to be primarily responsible for managing and monitoring the investment on behalf of the Funds. The Funds and Apollo Management are separate and distinct entities, and the formalities of maintaining each entity as separate and distinct have been observed, including maintaining separate accounting records and bank accounts.

The management agreement provides the Company with the ability to avail itself of Apollo Management’s expertise from time to time in rendering certain management consulting and advisory services and with respect to the review and analysis of certain financial and other transactions. Apollo Management acts as an independent consultant

June 25, 2008

to the Company under the terms of the management agreement, and the transactions with Apollo Management under the management agreement have been conducted on an arms’ length basis, and the management agreement does not provide Apollo Management with authority to act for or bind the Company without the Company’s prior written consent. Furthermore, either party may, by written notice to the other party, waive any provision of the management agreement.

The Company believes that it would not be appropriate for the Company, upon reasonable and proper analysis of the economic substance of the management agreement with Apollo Management, to treat the waiver of management or transaction fees as capital contributions made by any member of the Funds. The economic substance of any such waivers does not create any additional residual interest, invested or earned equity in the Company, as defined in FASB Statement of Financial Accounting Concept No. 6. Apollo Management and the Funds do not act as a single integrated enterprise. The mere fact that a transaction fee payable by the Company to Apollo Management was waived by Apollo Management would not require the transaction to be recognized as a capital contribution in the accounting records of the Company (the investee) or any member of the Funds (the investors). Therefore, the Company has not accounted for these transactions as capital contributions and does not believe that such transactions should be accounted for as capital contributions.

Back Cover Page

52.	Please provide information regarding dealer prospectus delivery obligations on the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

Response: The Company respectfully advises the Staff that it does not believe that it is required to include the dealer prospectus delivery obligations on the outside back cover page of the prospectus. Item 502(b) of Regulation S-K requires inclusion on the outside back cover page of the prospectus, that a registrant advise dealers of their prospectus delivery obligation, including the expiration date specified by Section 4(3) of the Securities Act and Securities Act Rule 174, but does not require a registrant to include this information if dealers are not required to deliver a prospectus under Securities Act Rule 174 (or Section 24(d) of the Investment Company Act). Rule 174 provides that “[n]o prospectus need be delivered if the issuer is subject, immediately prior to the filing of the registration statement, to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934.” Since the Company was subject to such reporting requirements, the Company is not required to deliver such prospectus pursuant to Rule 174.

General

53.	Upon resolution of all comments and prior to effectiveness, please revise your Form 10-K and Form 10-Q to reflect the revisions made to the Form S-1.

June 25, 2008

Response: The Company notes the Staff’s comment but respectfully requests that the Company include such revisions in all future filings and that the Company not have to amend its previously filed Form 10-K or Form 10-Q.

54.	Consider the updating requirements of Rule 3-12 of Regulation S-X.

Response: The updating requirements of Rule 3-12 of Regulation S-X are noted, and the Registration Statement does not need to be updated at this time since the Registration Statement includes the Company’s financial information as of and for the three months ended March 31, 2008 and 2007.

55.	An updated accountant’s consent should be included with any amendment to the filing.

Response: The Company has filed updated consents with Amendment No. 1. Please see Exhibit 23.2.

Form 10-K – Flag Intermediate Holdings Corporation/Metals USA, Inc.

Selected Financial Data, page 22

56.	Refer to the Balance Sheet Data on page 23. Please tell us how you derived the $754.9 million long-term debt balance for the year ended December 31, 2006 from the balances presented in your historical financial statements.

Response: The Company advises the Staff that the $754.9 million figure is a scrivener’s error. $754.9 million is the long-term debt balance for the Company as of December 31, 2006 and not Flag Intermediate for the corresponding period. The long-term debt balance for Flag Intermediate is $610.6 million as of December 31, 2006.

MD&A

Contractual Obligations, page 48

57.	Because the table is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that the interest rates are variable and unknown, the registrant may use its judgment to determine whether or not to include estimates of future interest payments. A registrant can also determine the appropriate methodology to estimate interest payments. The methodology should be clearly explained in a footnote to the table. Please consider whether it is practicable to include scheduled interest payments in the table.

June 25, 2008

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that interest payment amounts under the ABL facility cannot be readily estimated due to their uncertainty. Borrowings under the ABL facility are used to fund the Company’s working capital needs, capital expenditures, permitted acquisitions and general corporate purposes. The outstanding balance on the ABL facility fluctuates daily with the Company’s working capital requirements, which in turn are affected by the Company’s business activity, metal prices, industry trends and other general economic factors. The combination of these factors can cause significant fluctuations, on both a short-term and long-term basis, in the amount of borrowings outstanding under the ABL facility from period to period. As a result of the significant variability in the assumptions required to project the amount of future interest payments due under the ABL facility, such amounts are excluded from the table.

The interest rate on the IRB varies from month to month based on an index of mutual bonds. The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have considered the interest payments on the IRB for inclusion in the table, and have concluded, based on the weight of both quantitative and qualitative factors, that such payments are not material.

58.	In this regard, you state in your subsequent Form 10-Q that you entered into a series of interest rate swap agreements in February 2008. A registrant should evaluate whether or not it can reasonably estimate the amount and/or timing of payments it will be obligated to make under interest rate swap agreements to determine whether it can provide meaningful information in the table for these agreements. If the swap is structured in such a way as to be a fixed rate loan, then information should be provided in the table. Finally, please note that cash receipts under interest rate swaps should not be included in the table.

Response: The Company did not include the effect of the indicated swap agreement in Flag Intermediate’s 10-K because the agreement was not finalized until February 2008. The Company notes the Staff’s comment and will consider the swap for inclusion in the contractual obligations table on a prospective basis.

59.	Refer to the disclosures in Note 8 regarding Holdings’ Senior Floating Rate Toggle Notes due 2012. Please address the consideration given to SAB Topic 5-J, Interpretive Response to Question 3 in determining whether and how to present these notes in your financial statements.

Response: The Company respectfully advises the Staff that the scenarios outlined in Question 3 of SAB Topic 5-J with respect to push down accounting do not apply in this situation. The Company acknowledges the Staff’s comment but respectfully suggests that full and prominent disclosure of the relationship between the Company and Flag Intermediate and the actual and potential cash flow commitments of Flag Intermediate to service all of the Company’s obligations under the 2007 Notes currently exists in the financial statements.

June 25, 2008

Note 8 includes a full and thorough description of the 2007 Notes, including the relationship between the two companies, the fact that the 2007 Notes are senior unsecured obligations that are not guaranteed by any of Metals USA Holdings’ subsidiaries, the extent to which Metals USA Holdings is dependent on the cash flows of Flag Intermediate to service its debt, and the restrictions imposed by the terms of the ABL facility and the indenture governing the Metals USA Notes. Such discussion is also included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” section of the Registration Statement beginning on page 56.

60.	As a related matter, it appears that additional disclosure regarding these notes may be appropriate in connection with your table of contractual obligations and accompanying disclosures. Please revise or advise.

Response: The Company notes the Staff’s comment and respectfully requests that this comment be reflected on a prospective basis.

Form 10-Q for Period Ended March 31, 2008 – Flag Intermediate Holdings Corporation/Metals USA. Inc.

MD&A

61.	Refer to your discussion of “Liquidity and Capital Resources” on page 41. Please tell us how you arrived at an available cash balance of $22.5 million as of March 31, 2008.

Response: The Company advises the Staff that the $22.5 million figure is a scrivener’s error. The available cash balance for Flag Intermediate is $19.0 million as of March 31, 2008.

*    *    *    *    *

June 25, 2008

Should you require further clarification of the matters discussed in this letter or in the amended Registration Statement, please contact me, Sarah A. Lewis or Adrian L. Bell at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum

cc:	John A. Hageman, Esq.

Senior Vice President and Chief Legal Officer, Metals USA Holdings Corp.